NEWS RELEASE

No. 07- 09

TSX: ELD  AMEX: EGO

May 4, 2007

Q1 2007 Financial and Operational Results - Record Earnings

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, is pleased to report on the Company’s financial and operational results for the first quarter ended March 31, 2007. “This was a very successful quarter for Eldorado,” he stated. “We produced over 88,000 ounces of gold at an average cash operating cost of $220 per ounce and fully expect to meet our forecasted 2007 production of 310,000 – 330,000 ounces of gold at an approximate cash operating cost of  $225 per ounce.”

Q1 2007 Highlights

•

Generated record earnings of $0.04 per share

•

Began commercial production in February at our Tanjianshan gold mine in China, producing 26,770 ounces of gold at a cash operating cost of $260 per ounce. (Total production for the quarter for Tanjianshan was 39, 252 ounces of gold.)

•

Produced a total of 88,780 ounces of gold from our operations at a cash operating cost of $220 per ounce

•

Completed 14,000 meters of drilling at our Efemçukuru project in Turkey

Financial Results

Our consolidated net income for Q1 2007 was $12.6 million or $0.04 per share compared with a net loss of $7.5 million or ($0.02) per share in Q1 2006. Cash flow generated from operations before changes in non-cash working capital totaled $20.2 million. This increase in net income resulted from higher revenues from gold sales due to both increased production and higher gold prices, increased interest revenues and lower production costs, offset by increased exploration activities and administrative expenses.

In Q1 2007, we sold 64,177 ounces of gold at an average price of $647 per ounce, compared to 15,656 ounces at an average price of $549 per ounce in Q1 2006.  In the first quarter of 2006, we were only producing gold from our São Bento mine; now, one year later, we are producing gold at Kisladag and Tanjianshan, our low-cost mines in Turkey and China respectively.

Operating Performance

Kisladag

At the end of the quarter, the Kisladag leach pad held 7.8 million tonnes of ore at a grade of 1.2 g/t Au, and we produced 43,601 ounces of gold at a cash operating cost of $192 per ounce. During the quarter we mined and placed 1.8 million tonnes of ore at an average grade of 1.2 grams of gold per tonne on the leach pad.  In 2007, we are forecasting production of 190,000 to 200,000 ounces of gold at a cash cost of $210 to $220 per ounce.

We continued to work on expanding the mine, which included bringing on line an additional five million tonnes per year of crushing, screening and conveying capacity, increasing the total screening and crushing capacity to 10 million tonnes per year.   Additional expansion activities include constructing three additional leach pad cells, building a truck and crusher maintenance shop and adding pond capacity. Commissioning of the new system is underway with steady state production at capacity anticipated in Q3, 2007.

Tanjianshan

Tanjianshan officially commenced commercial production on February 1, 2007 and in March we received our Gold Mining Certificate from the National Development and Reform Commission of the People’s Republic of China.   During the first quarter we produced 38,252 ounces of gold of which 26,760 ounces were for commercial production at a cash operating cost of $260 per ounce.  We mined 117,000 tonnes of ore at average grade of 6.56 grams per tonne.  We are forecasting 2007 production of approximately 120,000 to 130,000 ounces of gold at an average cash cost of $235 to $245 per ounce.

São Bento

During the first quarter, we processed 20,069 tonnes of ore at a grade of 8.88 g/t Au and  produced 5,927 ounces of gold at a cash operating cost of $245 per ounce. We ceased ore production at São Bento on January 20, 2007   and are now working on mine reclamation activities at the site.

Development

Efemçukuru

Drilling to support the Efemçukuru Project feasibility study continued throughout the quarter with work completed by three contract and two Tuprag drill rigs.  Drilling in the quarter totaled 8,010 meters in 39 holes with approximately 6,000 meters remaining to be drilled.

Activity focused on the South Ore Shoot (“SOS”) area.  Drill holes here continued to target gaps in the drill coverage, concentrating on delineation of the higher grade and thicker portions of the system.  Ongoing drilling is also testing the down dip and plunge extensions of the SOS vein and gold mineralization.  Middle Ore Shoot (“MOS”) work focused on infilling an existing coverage gap above 600 meter reference line  to surface in the high grade portion of this zone.  MOS drilling also tested around the KV-141 intersection to the south.  Transition zone (KV-129 area) holes have also been started this quarter.   Looking ahead we will focus on infill and extension targets in SOS and transition zone.

Work continues on the Efemçukuru feasibility study with completion anticipated by mid-year.

Villa Nova Iron Ore

We completed in 2006 a  pre-feasibility study of the Vila Nova Iron Ore project in Brazil  showing a pre-tax net present value of $91.7 million, on a 100% basis.  Permitting for the project is at an advanced stage and we  plan to make a construction decision in the second quarter of 2007.

Exploration Outlook

Our total exploration budget for 2007 is $14.2 million, which will be used to fund exploration activities in Brazil, Turkey, and China. The programs in all three countries are results driven and may be adjusted during the year to reflect priority targets.

Turkey

During Q1 2007 we concentrated our exploration efforts on three of the Biga Peninsula properties which are accessible throughout the year. As weather permits field crews will begin work in the Demir joint venture and in the Pontide district.

On the Biga Peninsula during Q1 we drilled at the Kirazli, Kuscayiri, and Dogancilar concessions. At Kirazli, nine short reverse circulation holes were drilled to test a high sulfidation trend. The best results were 4.9 g/t over 9.0 meters and 6.5 g/t over 4.5 meters. Reverse circulation drilling at Kuscayiri (8 holes) targeted anomalous gold in soil samples. It appears that the holes intersected high sulphidation mineralization and alteration, and areas of more porphyry-like mineralization, but with generally low grade gold values.  Mapping and sampling continue in both properties.

Diamond drilling began on the Dogancilar property in March with 425 meters drilled in three drill holes. Target for these holes was the Kecikiran vein.  The vein was successfully intersected in one of these holes: stockwork type mineralization was intersected in the others.  Assay results are pending.  Review of core logs of the older 1990’s holes show that porphyry style alteration and mineralization are present that may not have been fully recognized in the past.   This core will be re-examined during the next quarter.

Exploration plans for the remainder of 2007 include drilling programs at the high sulfidation target on the AS project (Demir JV), as well as at Mahmur Tepe, Koyulhisar, and Aydogan Tepe, all in the Pontide Volcanic Belt. We will also continue our aggressive grass roots and generative programs in geologically prospective terrain throughout Turkey.

Brazil

The final assay results on step out holes at the Vila Nova joint venture gold project (“JV”) did not show intervals of either significant grade and/or mineralized widths.  Our review of the data during the beginning of the quarter led us to conclude that we should decline the option to continue participating in the JV.

We began exploration work on our 152,000 hectares of 100% owned license  adjacent  to and around the former JV license block which consisted of soil and stream sediment sampling programs in the license blocks immediately north of the former JV ground. This work is assessing the north extension of the Gaivotas Shear and coincident airborne geophysical anomalies.

At Tartarugalzinho we continue a systematic southeast to northwest evaluation of geophysical targets and regional stream sediment anomalies.  Next quarter we will focus on the middle to northwest portions of the property.

For the remainder of 2007 we will continue to work at Tartarugalzinho and in the Vila Nova area to define drill targets to be tested later in the year.

China

We mapped and sampled a mineralized area immediately north of Jinlonggou (“JLG”) previously mined by Qinghai Number One Geological Brigade. The results are pending. The mineralization appears to be hosted in bedding parallel shears (similar to the upper part of JLG mineralization). We prepared drill plans for this zone in anticipation of an early May start.  This zone is currently not a part of the JLG resource or reserve.

Drill plans for other short term targets in Qinlongtan (“QLT”) were also prepared and reviewed during Q1.  These targets include QLT deep (below pit extensions), QLT South showing, and an area adjacent to the western edge of JLG.

"The first quarter of 2007 marks a significant milestone for our company,” stated Paul Wright. “We ceased production at our Sao Bento mine, marking the closing of an important chapter in Eldorado’s history. At the same time, we began commercial production at Tanjianshan and continued to show excellent production results from Kisladag. Our two low-cost operating mines, the ongoing development work at Efemçukuru and our three-country exploration program will enable us to continue growing the value of our company.”

Eldorado is a gold producing and exploration company actively growing businesses in Turkey, China and Brazil. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call today to discuss the Q1 2007 Financial and Operational Results at 11:00 a.m. EDT (8:00 a.m. PDT).  You may participate in the conference call by dialing 416-695-9706 in Toronto or 1-877-667-7774   toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available for until May 15, 2007 by dialing 416-695-5275 in Toronto or 1-888-509-0081toll free in North America and entering the Pass code: 640760.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

PRODUCTION HIGHLIGHTS1

	First Quarter 2007	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006
Gold Production
Total Ounces Produced	88,780	19,111	25,035	41,082	53,506
Commercial Production	76,288	19,111	25,035	41,082	50,425
Cash Operating Cost ($/oz)[4]	220	421	378	309	274
Total Cash Cost ($/oz)[2,4]	233	429	386	315	278
Total Production Cost ($/oz)[3,4]	270	438	463	364	259
Realized Price ($/oz - sold)	647	549	615	620	615
Kişladağ Mine, Turkey[5]
Commercial Production	43,601	n/a	6,872	27,477	36,546
Tonnes to Pad	1,849,330	n/a	1,493,156	1,802,368	1,882,744
Grade (grams / tonne)	1.21	n/a	0.97	1.29	1.23
Cash Operating Cost ($/oz)[4]	192	n/a	242	218	191
Total Cash Cost ($/oz)[2,4]	194	n/a	242	220	193
Total Production Cost ($/oz)[3,4]	225	n/a	n/a	285	185
Tanjianshan Mine, China[6]
Total Ounces Produced	39,252	n/a	n/a	n/a	3,081
Commercial Production	26,760	n/a	n/a	n/a	n/a
Tonnes Milled	198,854	n/a	n/a	n/a	n/a
Grade (grams / tonne)	7.26	n/a	n/a	n/a	n/a
Cash Operating Cost ($/oz)[4]	260	n/a	n/a	n/a	n/a
Total Cash Cost ($/oz)[2,4]	291	n/a	n/a	n/a	n/a
Total Production Cost ($/oz)[3,4]	356	n/a	n/a	n/a	n/a
São Bento Mine, Brazil
Commercial Production	5,927	19,111	18,163	13,605	13,879
Tonnes Milled	20,069	93,626	90,024	81,869	69,295
Grade (grams / tonne)	8.88	6.99	7.23	6.38	6.06
Cash Operating Cost ($/oz)[4]	245	421	429	493	492
Total Cash Cost ($/oz)[2,4]	252	429	441	506	502
Total Production Cost ($/oz)[3,4]	211	438	463	525	455

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

5

The Kisladag gold mine commenced commercial production on July 1, 2006.

6

The Tanjianshan gold mine commenced commercial production on February 1, 2007.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheet

(Expressed in thousands of U.S. dollars)

	March 31, 2007 $	December 31, 2006 $

Assets

Current assets
Cash and cash equivalents	61,184	59,967
Restricted cash (note 3)	28,481	21,250
Accounts receivable, marketable securities and prepaids	30,550	28,306
Inventories	41,506	35,697
Future income taxes	6,352	10,182
	168,073	155,402
Restricted cash	58,300	58,300
Mining interests	316,555	311,080
Goodwill	2,238	2,238
	545,166	527,020

Liabilities
Current liabilities
Bank indebtedness	15,516	15,367
Accounts payable and accrued liabilities	30,813	29,267
Current portion of long term debt	350	333
Current portion of asset retirement obligations	7,181	8,271
	53,860	53,238
Long term debt	50,499	50,499
Contractual severance obligations	2,202	3,216
Asset retirement obligations	5,407	5,420
Future income taxes	20,588	18,742
	132,556	131,115

Shareholders’ Equity

Share capital (note 4)	741,191	740,061
Contributed surplus (note 4(d))	12,101	9,314
Accumulated other comprehensive income (note 4(e))	206	-
Deficit	(340,888)	(353,470)
	412,610	395,905
	545,166	527,020

Supplementary cash flow information (note 5)

Approved by the Board of Directors

         (Signed) Robert Gilmore

    Director

(Signed) Paul N. Wright

          Director

Eldorado Gold Corporation

Unaudited Consolidated Statement of Earnings and Deficit

For the three months ended March 31

(Expressed in thousands of U.S. dollars)

	2007 $	2006 $

Revenue
Gold sales	41,548	8,592
Interest and other income	1,940	836

	43,488	9,428

Expenses
Operating costs	15,065	7,747
Depletion, depreciation and amortization	3,108	84
General and administrative	7,426	4,562
Exploration	2,796	2,168
Accretion of asset retirement obligation	80	162
Foreign exchange (gain) loss	(565)	1,567
Gain on disposal of assets	(3,477)	(904)
Interest and financing costs	775	38

	25,208	15,424

Earnings (loss) before income taxes	18,280	(5,996)

Income tax (expense) recovery
Current	(22)	(40)
Future	(5,676)	(1,420)

	(5,698)	(1,460)

Net earnings (loss) for the period	12,582	(7,456)

Deficit, beginning of period	(353,470)	(356,770)

Deficit, end of period	(340,888)	(364,226)

Weighted average number of shares outstanding
Basic weighted average number of common shares outstanding	341,435	324,972

Diluted weighted average number of common shares outstanding	344,161	324,972

Net earnings (loss) per share
Basic - US$	$ 0.04	$ (0.02)
Diluted - US$	$ 0.04	$ (0.02)

Basic - Cdn$	$ 0.04	$ (0.03)
Diluted - Cdn$	$ 0.04	$ (0.03)

Eldorado Gold Corporation

Unaudited Consolidated Statement of Cash Flows

For the three months ended March 31

(Expressed in thousands of U.S. dollars)

	2007 $	2006 $

Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the period	12,582	(7,456)
Items not affecting cash
Accretion of asset retirement obligation	80	162
Contractual severance expense	598	344
Depletion, depreciation and amortization	3,108	84
Foreign exchange gain (loss)	148	(66)
Future income taxes	5,676	1,420
Gain on disposal of assets	(3,477)	(904)
Imputed interest and financing costs	16	23
Contractual severance obligation	(1,612)	-
Stock-based compensation expense	3,094	1,985

	20,213	(4,408)
Changes in non-cash working capital (note 5)	(6,337)	(7,237)

	13,876	(11,645)

Investing activities
Acquisition of property, plant and equipment for cash	(13,940)	(21,319)
Proceeds on disposal of assets	703	1,481
Property reclamation payments	(1,183)	-
Recovery of mining interest costs from sale of pre-production gold	10,052
Deferred development expenditures on non-producing properties	(2,959)	(674)
Value added taxes recovered on mining interest investments	1,077	(1,734)
Restricted cash	(7,231)	-

	(13,481)	(22,246)

Financing activities
Share issuance costs	-	(7,089)
Issuance of common shares for cash	822	169,251

	822	162,162

Net increase in cash and cash equivalents	1,217	128,271

Cash and cash equivalents - beginning of period	59,967	33,826

Cash and cash equivalents - end of period	61,184	162,097

Supplementary cash flow information (note 5)

Eldorado Gold Corporation

Unaudited Consolidated Statement of Comprehensive Income

For the three months ended March 31

(Expressed in thousands of U.S. dollars)

	2007 $	2006 $

Net earnings for the three months ended March 31, 2007	12,582	-

Other comprehensive income
Unrealized gains on available-for-sale investment (note 4(e))	39	-

Comprehensive income for the three months ended March 31, 2007	12,621	-

9